October 29, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form AW – Request for Withdrawal
Valkyrie ETF Trust II
Post-Effective Amendment No. 1
(Registration Statement File Nos. 811-23725; 333-258722)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Valkyrie ETF Trust II (the “Trust”) respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-258722; 811-23725) filed with the Commission on October 26, 2021, SEC Accession No. 0001839882-21-015489 (the “Amendment”). The Amendment relates to Valkyrie XBTO Levered BTC Futures ETF, a new series of the Trust. On October 26, 2021, the Staff of the Division of Investment Management requested that the filing be withdrawn for reasons cited in former Division of Investment Management Director Dalia Blass's January 18, 2018 letter, Engaging on Fund Innovation and Cryptocurrency-related Holdings.

The Trust no longer intends to seek effectiveness of the Amendment and no securities have been sold pursuant to the Amendment.  The Trust intends to engage in an informal discussion with the Staff regarding the proposed fund and to seek effectiveness via a subsequent amendment to the registration statement as soon as is practicable after obtaining the consent of the Staff.

Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

Very truly yours,

Valkyrie ETF Trust II

By:	/s/ Nick Bonos
Nick Bonos
Chief Executive Officer, President and Trustee